At the annual meeting of shareholders, held on December 17, 2001, shareholders elected the Company's four nominees as directors and ratified the selection of accountants. The votes on such matters were as follows:

DIRECTORS FOR
1. ------------- ---------
        C.R. O'Neil  7,392,839
        A. Cepeda    7,411,704
        F.K. Reilly    7,398,208
        E.M. Roob   7,405,605

2. Ratification of Accountants (Ernst and Young LLP)

FOR AGAINST ABSTAIN BROKER NON-VOTES
--------- -------- -------- ----------------
       7,386,045    38,708       39,197        0